FILED VIA EDGAR

July 17, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gardner Lewis Investment Trust
File No. 811-07324

Enclosed for filing,  pursuant to Rule 17g-1 of the Investment Company Act of 1940 (the "1940 Act"), please find a copy of the Investment Company Bond (the "Bond") for Gardner Lewis Investment Trust ("Trust") under EXHIBIT 99-1.

Also enclosed is a copy of the resolutions of the Board of Trustees of the Trust,  including  a majority of the  members  thereof  who are not  "interested persons" (as defined by the 1940 Act) of the Trust,  approving the amount, type, form and coverage of the Bond,  in effect as of July 27, 2012 for the  Registrant  under EXHIBIT 99-2.

Premiums for the Bond have been paid for the policy period ending July 27, 2013.

If you have any questions about this filing, please contact the undersigned at (513) 587-3418.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary

Ultimus Fund Solutions, LLC	255 Pictoria Drive, Suite 450	Phone: 513 587 3400
www.ultimusfundsolutions.com	Cincinnati, Ohio 45246	Fax: 513 587 3450